Exhibit 1

TRANSACTIONS

The following table sets forth all transactions effected since the filing of the Amendment No.15 on February 23, 2026 by or on behalf of the Reporting Person in relation to the shares of Common Stock.  The below transactions were effected in the open market.

Trade Date	Number of Shares Sold	Weighted Average Price per Share	Price Range
02/24/2026	54,282	$47.1053	$47.01-$47.235
02/26/2026	77,819	$47.9537 [1]	$47.50-$48.46
02/26/2026	180	$48.7956 [2]	$48.54-$49.00
04/01/2026	10,727	$47.2332	$47.20-$47.31
04/02/2026	9,066	$47.3277	$47.30-$47.695
04/07/2026	40,868	$48.5093	$48.45-$48.675
04/08/2026	79,000	$48.8633	$48.51-$49.19
04/09/2026	30,264	$49.8061	$49.60-$50.275

1 This price reflects the weighted average price for open-market sales of Common Stock made by the Reporting Person on February 26, 2026 within a $1.00 range.
2 This price reflects the weighted average price for open-market sales of Common Stock made by the Reporting Person on February 26, 2026 within a $1.00 range.